Exhibit 23.4

CONSENT OF HEMPSTEAD & Co. Incorporated

We consent to the use in this Registration Statement and related Prospectus of Voxware, Inc. (the “Company”) on Amendment No. 1 to Form S-2, File No. 333-121291 of our identity and the results of our report dated February 16, 2004 used to determine the fair value of the guarantee made by certain stockholders of the Company in connection with the Company’s credit facility with Silicon Valley Bank, referred to in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004, which results and Form 10-Q are incorporated by referenced in the Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

Hempstead & Company, Inc.

/s/ Hempstead & Co. Incorporated
Haddonfield, New Jersey
April 1, 2005